October 10, 2016

RE: Get cash now from your UDF IV investment.

Dear Investor,

Good news!  Now you can sell your United Development Funding IV investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $1.50 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need. It is unknown whether or not UDF IV will be able to clear regulatory hurdles and resume trading of its shares. But this offer expires on December 2, 2016, so you must act soon.

Why take advantage of this opportunity today?
•
Trading of UDF IV's shares was suspended in February 2016 because the company was not in compliance with rules requiring the timely filing of periodic reports with the SEC. The company continues to be out of compliance and already missed its initial deadline of September 12. If the company misses its next deadline on October 17, UDF IV shares could be delisted from the Nasdaq and trading halted permanently. While the trading price prior to suspension was higher than the Offer Price ($3.20 per Share as of February 18, 2016; 52 week trading range was $3.20-$18.31 per share), there can be no guarantee of where it will trade if and when trading resumes.

•	UDF IV's last periodic filing was made in November 2015. Given that no updates have been provided since then, the value of its shares cannot be accurately calculated at this time.
•
In February, UDF IV's corporate office was searched by law enforcement following a 3rd party's allegation that the company was essentially a Ponzi scheme. The company's executives and certain employees were served with subpoenas seeking the production of documents. The outcome of this investigation is pending.

•	Private and non-traded securities like UDF IV can be very difficult to sell. It can take weeks or months to find an interested buyer and UDF IV may continue to operate indefinitely!

If you act today, you can get your cash now. We will mail your check within three business days after UDF IV confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires December 2, 2016 (unless extended). So don't delay. Fill out and mail in the UDF IV Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 1,550,000 Shares at a price of $1.50 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, at www.mackenziecapital.com/tenders/UDFIV.pdf, or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $3.20 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON December 2, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.